Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The COVID-19 pandemic

Currently, the government maintains the vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. On November 25, 2021, the government authorized the vaccination program to expand to children over the age of three. On January 6, 2022, the government announced that a vaccination process with an additional or second “booster” dose would begin on January 10, 2022. As of January 25, 2022, 16,296,464 people have been fully vaccinated in Chile (excluding the “booster” dose), of which 574,026 people have been vaccinated with a single dose vaccine, 16,983,771 have received the first of two doses, 16,296,464 people have received both doses, 12,279,254 people have received the additional “booster” dose and 133,794 people have received the “second booster” dose.

The government maintains a “step-by-step” gradual lockdown relief program. Depending on the results of health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or go back to a previous restricted stage. As of January 1, 2022, the government announced that a booster dose will be required for granting mobility passes to persons over the age of 18.

As of January 24, 2022, no district in Chile is under quarantine and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 35.65.

As of January 26, 2022, 2,020,082 COVID-19 infections had been recorded in Chile, of which 68,142 were active as of such date, with 18,446 new cases recorded on January 26, 2021, and 39,547 total deaths.

Pension Funds and the Chilean Pension System

On December 21, 2021, the President of the Republic submitted to Congress several amendments to the draft bill on pension funds system reform that was originally submitted on September 20, 2021. See “Republic of Chile—Pension Funds and the Chilean Pension System” in the Amendment No. 8 to the Annual Report on Form 18 K/A filed with the SEC on December 7, 2021. These amendments include, among others, the creation of the Universal Guaranteed Pension Law (Ley de Pensión Garantizada Universal or “PGU”) which was approved on January 26, 2022. The PGU seeks to improve the pensions of current and future pensioners through a maximum contribution of Ps.185,000 per month and would benefit all people over 65 who are part of the 90% most vulnerable families, regardless of whether they are retired or still working. The PGU would be financed by the government, administered by the Social Security Institute (“IPS”) and would go directly to the beneficiaries, without passing through the Pension Fund Administrators (“AFPs”), replacing the guaranteed minimum pension amount known as “Pensión Básica Solidaria”. The approximately cost as a percentage of the GDP is 0.95%. See “Taxation” below.

According to information provided by the pension fund industry, as of December 20, 2021, the total amount that pension fund account holders have redeemed pursuant to the three withdrawals permitted in connection with the COVID-19 pandemic is approximately U.S.$47.1 billion, plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1 billion as of September 9, 2021 (latest available date). For more information on the first, second and third withdrawals, see “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

The Chilean Constitution and Government

On December 18, 2021, Law No. 21,396, known as the “Short Decentralization Law” because it seeks to implement the decentralization of the country, was published in the Official Gazette. The law aims to clarify points that had not been fully resolved in Laws No. 21,073 and No. 21,074, which include the election of regional governors and the strengthening of regional governments. It also provides a clearer definition of the administrative jurisdiction and powers of the regional authorities in Chile, and a procedure for monitoring such regional powers. Additionally, the law includes certain rules to avoid the duplication of authorities’ functions and establishes the regional governor as the hierarchical superior of the region’s public services.

Presidential Elections

On December 19, 2021, the runoff presidential election between José Antonio Kast and Gabriel Boric took place. José Antonio Kast, a conservative candidate backed by the Center-Right, obtained approximately 44.13% of the votes, while Gabriel Boric, the left coalition’s candidate backed by the Center-Left, obtained approximately 55.87% of the votes, becoming the elected President of the Republic. Mr. Gabriel Boric is scheduled to take office on March 11, 2022, succeeding president Sebastián Piñera.

President-elect Gabriel Boric has stated that he intends to make significant changes to the current political, social and economic schemes, with emphasis on social policies, greater state intervention in the economy, and less participation by the private sector in health, pension and education systems, which would be financed with tax increases. However, it is unclear whether such changes will be approved as envisaged or at all, as President-elect Gabriel Boric will take office without a majority in Congress and during the drafting process of the new Constitution, which process and conclusion thereof remain uncertain.

On January 21, 2022, president-elect Gabriel Boric announced 24 proposed cabinet members, of whom 14 are female and include the appointment of the current president of the Chilean Central Bank, Mario Marcel, as Finance Minister.

The following table details the outcome of the first round and runoff presidential elections held in 2021:

2021 Presidential Election Vote
(%)

	First Round	Runoff
Right (1)	27.91	44.13
Left (2)	25.83	55.87
Center-Right(3)	12.79	—
Center-Left(4)	11.61	—
Others(5)	21.80	—

(1)	Mr. José Antonio Kast ran as candidate for the political party called Partido Republicano.
(2)	Left leaning parties created in 2021 the political-electoral coalition called “Apruebo Dignidad”, formed by the following parties, among others: Partido Comunista, Federación Regionalista Verde, Revolución Democrática; Convergencia Social y Comunes.
(3)	“Center-Right” corresponds to a political-electoral alliance called “Chile Vamos” formed by the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2021 elections was Mr. Sebastián Sichel.
(4)	“Center-Left” parties created a political-electoral alliance in 2021 called “Nuevo Pacto Social” formed by the following parties: Partido Socialista, Partido por la Democracia, Partido Demócrata Cristiano, Ciudadanos, Partido Radical and Partido Liberal. The candidate representing the Center-Left alliance in the 2021 elections was Mrs. Yasna Provoste.
(5)	“Others” corresponds to candidates Mr. Franco Parisi (Partido de la Gente) who obtained 12.8% of the votes, Mr. Marco Enríquez-Ominami (Partido Progresista) who obtained 7.6% and Mr. Eduardo Artés (Unión Patriótica) who obtained 1.4%.

Environment and Energy

On December 15, 2021, the President of the Republic submitted to Congress a draft bill that aims to promote the development of green hydrogen in Chile, mainly through: (i) requiring that all network gas distribution concessionaires distribute an annual percentage of green hydrogen in their gas networks by 2030, in order to generate local demand for green hydrogen to be determined every six years by the National Energy Commission; and (ii) authorizing Empresa Nacional del Petróleo (ENAP), the state-owned oil and gas enterprise, to produce, condition, store, transport, sell and market hydrogen and fuels made from hydrogen, as well as to develop any other industrial activity related to hydrogen and fuels made from hydrogen. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

On December 15, 2021, the President of the Republic submitted to Congress a draft bill that aims to accelerate the participation of renewable energies in the national electricity grid. The main measures of the draft bill include: (i) increasing the obligation for electricity generating companies to commercialize at least 40% of non-conventional renewable energy by 2030; (ii) requiring the National Electricity Coordinator to have information systems in place to monitor and record the traceability of the electricity marketed in the national electricity grid; and (iii) creating certain incentives for distributed generation. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

Banking Regulation

On December 29, 2021, the Financial Market Commission (“CMF”) began a public consultation process, which is open until January 23, 2022, regarding a regulatory proposal that would distinguish commissions from interest charges in money lending transactions governed by Law No. 18,010. Currently, pursuant to Article 2 of Law No. 18,010, any amount charged in a credit transaction over and above the principal is deemed interest. Pursuant to the CMF’s regulatory proposal, commissions would be distinguished from interest subject to certain requirements, including that commissions must be previously informed to and accepted by the debtor, must correspond to real and credible services rendered to the debtor, and may not relate to the appraisal of the loan or have the purpose of reducing the debtor’s risk.

On January 5, 2022, the CMF issued General Rule (Norma de Carácter General) No. 463 allowing insurance companies to invest, for purposes of their technical reserves and risk equity, in bonds without a fixed term to maturity (perpetual bonds) issued by Chilean banks.

Taxation

On December 21, 2021, in the context of the recent pension funds system reform aimed at modifying the current collective fund known as the “Pilar Solidario” promoted by the government and of the discussions about the funding of the PGU (see “Pension Funds and the Chilean Pension System”), the President of the Republic submitted to Congress a draft bill that seeks to reduce or eliminate certain tax exemptions. Such tax measures could result in an increase of tax collections and provide an effective increase in the amount of pensions. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress, and the proposed tax measures include the following:

•	Capital gains tax on the sale of shares and other financial instruments with stock market presence (i.e., active trading): the Income Tax Law currently considers certain capital gains arising from the sale of shares and other financial instruments with “stock market presence” (active trading) non-taxable income. The proposed amendment would tax, with a 10% single tax, the capital gains obtained in the sale of shares and other financial instruments that trade in stock markets. However, capital gains obtained by institutional investors, domiciled in Chile or abroad, will continue to be exempt according to this provision. The proposed amendment provides that this 10% single tax would apply to capital gains arising from sales made after six months from the first day of the following month when the proposed law is published in the Official Gazette. Taxpayers domiciled or resident in Chile are temporarily granted with the option to consider as acquisition cost of the aforementioned values their official closing price as of December 31, 2021. This option is not granted to taxpayers domiciled or resident abroad.

•	Elimination of special credit for construction companies: currently, construction companies are entitled to deduct from the amount of their Monthly Income Tax Provisional Payments (Pagos Provisionales Mensuales) a 65% of the value added tax (“VAT”) debit on the sale of certain real estate for residential purposes with a value of up to US$76,000. The proposed amendment aims at gradually eliminating such special credit from January 1, 2023 through January 1, 2025.

•	Elimination of certain tax benefits for “economic properties” owned by individuals: currently, Decree with Force of Law (DFL) No. 2 of 1959 considers income arising from the leasing or rental of “economic properties” (i.e., middle class housing) owned by individuals non-taxable income. This benefit applies to a maximum of two properties per individual owner/lessor. However, properties acquired prior to 2010 are grandfathered and not subject to such maximum. The proposed amendment provides that such benefit would be limited to a maximum of two properties regardless of their acquisition date starting on January 1, 2023.

•	Services subject to VAT: currently, the VAT Law levies only activities listed in Article 20 No. 3 and No. 4 of the Income Tax Law and those listed in Article 8 of the VAT Law (e.g., commerce and industry). The proposed amendment provides that generally any service rendered from January 1, 2023 would be subject to VAT, unless a special exemption applies. However, certain services related to health, education and passenger transportation would continue to be exempt from VAT.

•	Life insurance taxation: currently, income obtained by beneficiaries of certain life insurance policies is considered non-taxable income. The proposed amendment would impose the Inheritance and Gift Tax (Impuesto a la Herencia y Donaciones) to all payments arising from a life insurance policy purchased after the effective date of the proposed amendment.

•	Exclusion of the payment of the surtax on property owned by the Chilean Treasury and municipalities from the Territorial Tax: currently, in accordance with Law No. 21,210, the Chilean Treasury and municipalities must pay a land surtax on the properties that they own. The proposed amendment seeks to exempt the Chilean Treasury and municipalities from such surtax payment. This measure, as established in the Financial Report No. 163 issued by the Budget Department of the Ministry of Finance, would have a neutral fiscal impact because the lower tax revenues resulting from the exemption should be accompanied by a lower fiscal expenditure of an equivalent magnitude.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2021
January	(2.9)	(2.1)	(2.7)
February	(1.9)	(6.2)	(1.1)
March	6.3	1.5	7.2
April	14.7	5.6	16.0
May	19.1	1.6	21.5
June	20.6	0.9	23.3
July	18.0	(1.9)	20.8
August	19.0	(2.3)	21.9
September	14.8	(7.9)	18.0
October	15.0	0.6	17.0

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the eleven months ended November 30, 2021 were China (which accounted for 28.5% of total imports), the United States (18.0%), Brazil (8.5%), Argentina (5.2%), Germany (3.4%), and Mexico (2.9%). The primary destinations of Chile’s exports for the eleven months ended November 30, 2021, were China (which received 38.6% of Chile’s total exports), the United States (15.8%), Japan (7.6%), South Korea (5.1%), and Brazil (4.8%). During the eleven months ended November 30, 2021, Chile’s exports to Asia, as a percentage of total exports, reached 57.3% compared to 57.8% for the same period in 2020, and the exports to North America reached 18.4%, compared to 16.1% for the same period in 2020.

In the eleven months ended November 30, 2021, merchandise exports totaled US$85.7 billion and merchandise imports totaled US$82.3 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 50% of total imports in the eleven months ended November 30, 2021 compared to 50% for the same period in 2020. Imports of consumer goods amounted to 30% of total imports in the eleven months ended November 30, 2021 compared to 27% in the same period in 2020. Imports of capital goods accounted for 20% of total imports for the eleven months ended November 30, 2021 compared to 22% for the same period in 2020.

The following tables set forth information regarding exports and imports for the periods:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Eleven months ended November 30, 2020	Eleven months ended November 30, 2021
Imports (CIF)
Americas:
Argentina	5.5	5.2
Brazil	7.3	8.5
Mexico	2.8	2.9
United States	18.0	18.0
Other	8.9	8.5
Total Americas:	42.4	43.1
Europe:
France	1.5	1.4
Germany	4.0	3.4
Netherlands	0.7	0.6
Spain	2.4	2.3
United Kingdom	0.9	0.7
Other	7.6	6.6
Total Europe:	17.1	15.0
Asia:
Japan	2.1	2.4
South Korea	1.6	1.9
Taiwan	0.4	0.4
China	27.9	28.5
Other	5.2	5.3
Total Asia:	37.2	38.5
Other:(1)	3.2	3.5
Total imports:	100.0	100.0

Exports (FOB)
Americas:
Argentina	0.8	0.8
Brazil	4.2	4.8
Mexico	1.4	1.5
United States	13.4	15.8
Other	7.7	6.9
Total Americas:	27.5	29.8
Europe:
France	1.9	1.8
Germany	1.4	1.1
Netherlands	1.8	1.6
Spain	1.6	1.6
United Kingdom	0.8	0.6
Other	5.6	5.0
Total Europe:	13.2	11.7
Asia:
Japan	8.7	7.6
South Korea	5.6	5.1
Taiwan	1.8	2.2
China	38.1	38.6
Other	3.6	3.7
Total Asia:	57.8	57.3
Other:(1)	1.4	1.2
Total exports:	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On December 14, 2021 and January 26, 2022, the Chilean Central Bank announced an increase of 1.25 percentage points and 1.50 percentage points, respectively, in the Tasa de Política Monetaria (“TPM”), mainly to prevent a possible increase in inflation above the 3.0% (+/-1.0%) target band. The following table sets forth the Chilean Central Bank’s average interest rates for 2021 (through December 30, 2021) and 2022 (through January 26, 2022).

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2021 (through December 30, 2021)	-	-	-	-	4.00
2022 (through January 26, 2022)	-	-	-	-	5.50

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the period indicated.

Inflation

(% change from same period in 2020)

	CPI	PPI (1)
Eleven months ended November 30, 2021	6.7	31.2

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso traded at Ps.850.3/US$1.00 on December 30, 2021, compared to Ps.711.2/US$1.00 on December 30, 2020. The foreign exchange volatility that Chile experienced in 2021 was the result of a combination of several factors, including the global economic environment due to the COVID-19 pandemic, the evolution of the copper price, which represents more than half of total Chilean exports, and uncertainty arising from the recent presidential and congressional elections.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the eleven months ended December 31, 2021.

Observed Exchange Rates (1)
(pesos per US$)

	High	Low	Average(2)	Period-End
Twelve months ended December 31, 2021	868.8	693.7	759.3	850.3

(1) The table presents the high, low, average and period-end observed rates for the period.

(2) Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against any external shock.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of pesos)

As of December 31, 2021
Currency in circulation	15,252.6
Bank reserves	11,950.6
Monetary base	27,203.2

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of pesos)

As of December 31, 2021
Currency in circulation	15,252.6
Demand deposits at commercial banks	64,606.8
M1(1)	79,859.3
Total time and savings deposits at banks	84,438.1
Others	13,397.3
M2(2)	177,694.8
Foreign currency deposits at Chilean Central Bank	31,687.0
Documents of Chilean Central Bank	16,497.1
Letters of Credit	112.5
Private Bonds	31,218.1
Others	46,011.3
M3(3)	303,220.8

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

Capital Markets

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of December 30, 2021:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of December 30, 2021	21.567	4.308

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Pension Funds and the Chilean Pension System

As of December 31, 2021, the AFPs held aggregate financial assets totaling approximately US$167.7 billion, compared to US$199.0 as of December 31, 2020. The decrease is explained by the exceptional withdrawals allowed by the applicable laws. See “Recent Developments—Republic of Chile — Pension Funds and the Chilean Pension System” and “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

PUBLIC SECTOR DEBT

Central Government External Bonds

As of December 31, 2021, Chile had the following global bonds outstanding:

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Domestic Bonds

As of December 31, 2021, Chile had the following local bonds outstanding:

•	0.0% Ps. 590,000 million treasury bonds due March 25, 2022;

•	0.0% Ps. 320,000 million treasury bonds due April 15, 2022;

•	0.0% Ps. 590,000 million treasury bonds due June 17, 2022;

•	0.0% Ps. 590,000 million treasury bonds due July 22, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps. 350,000 million treasury bonds due April 21, 2023;

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 320,000 million treasury bonds due June 16, 2023;

•	0.0% Ps. 590,000 million treasury bonds due July 21, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	5.80% Ps. 1,061,000 million treasury bonds due June 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 26,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 98,077.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 18,900 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.

The following table reflects the Chilean Treasury’s bond issuances as of the date indicated:

Chilean Treasury Bond Issuances in the Local Market
(in millions of US$)(1)

As of December 31, 2021	BTP- 3(2)	BTP- 5(3)	BTP- 7(4)	BTP- 10(5)	BTP- 20(6)	BTP- 30(7)	BTU- 5(8)	BTU- 7(9)	BTU- 10(10)	BTU- 12(11)	BTU- 20(12)	BTU- 30(13)	Total
2021	1,248	—	1,764	947	—	—	—	950	1,176	689	—	—	6,774

(1)	Using the exchange rate at December 31, 2021.
Excludes debt repurchases and issuances of T-Bills.

(2)	Peso-denominated internal bonds with a term of 3 years

(3)	Peso-denominated internal bonds with a term of 5 years

(4)	Peso-denominated internal bonds with a term of 7 years.

(5)	Peso-denominated internal bonds with a term of 10 years.

(6)	Peso-denominated internal bonds with a term of 20 years.

(7)	Peso-denominated internal bonds with a term of 30 years.

(8)	UF-denominated bonds with a term of 5 years.

(9)	UF-denominated bonds with a term of 7 years.

(10)	UF-denominated bonds with a term of 10 years.

(11)	UF-denominated bonds with a term of 12 years.

(12)	UF-denominated bonds with a term of 20 years.

(13)	UF-denominated bonds with a term of 30 years

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)

Consolidated (in millions of pesos)

As of September 30, 2021
Total financial debt	23,596,022
Financial debt, excluding debts owed to central government	23,596,022
Short-term(2)	1,186,423
Long-term(3)	22,409,599
Financial debt with central government(4)	—
Financial assets(5)	3,490,532
Net financial debt	20,105,490
Excluding central government	20,105,490

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government

(as a % of GDP)

As of September 30, 2021
Net consolidated debt	17.0

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank

(in millions of pesos)

As of September 30, 2021
Liabilities	50,712,273
Chilean Central Bank notes and bonds(1)	39,354,084
Fiscal deposits	0
Others(2)	11,358,188
Assets without subordinated debt	53,305,952
Net international reserves (in US$ million)	53,309
Others(3)	10,467,340
Total net debt without subordinated debt(1)(2)	(2,593,679)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of pesos, except as indicated)

As of September 30, 2021
Debt in pesos	53,955,886
External debt	0
Domestic debt	53,955,886
Assets in pesos	22,059,629
Assets in pesos, without public enterprises(1)	22,059,629
Chilean Central Bank deposits	0
Financial debt of public enterprises with the central government	0

Net debt in pesos(2)	31,869,256
Debt in U.S. dollars (in US$ million)	35,757
Treasury bills with the Chilean Central Bank (in US$ million)	0
External debt (in US$ million)	35,757
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	23,480

Net debt in U.S. dollars (in US$ million)	12,277
Total financial debt(4)	82,689,881
Total financial assets(5)	40,927,830

Total net financial debt	41,762,050

Total net financial debt (% of GDP)	18.1

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at September 30, 2021).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at September 30, 2021).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic